UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-38799

SCIENJOY HOLDING CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

3rd Floor, JIA No. 34, Shenggu Nanli

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-256373), Form F-3 (Registration Number 333-256714), and Form F-3 (Registration Number 333- 254818), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Other Information

This Amendment No. 1 (the “Amendment”) to the Report of Foreign Private Issuer on Form 6-K (the “Original 6-K”), originally furnished by Scienjoy Holding Corporation (the “Company”) to the Securities and Exchange Commission on December 29, 2021, announcing entry into certain material definitive agreements by the Company amends the Original 6-K to include the inadvertently omitted incorporation by reference language from the cover page of the Original 6-K described below.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-256373), Form F-3 (Registration Number 333-256714), and Form F-3 (Registration Number 333- 254818), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

No other changes have been made to the Original 6-K. This Amendment does not reflect events that may have occurred subsequent to the original submission date and does not modify or update in any way the disclosures made in the Original 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scienjoy Holding Corporation

Date: March 11, 2022	By:	/s/ Xiaowu He
	Name:	Xiaowu He
	Title:	Chief Executive Officer

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